News Release	Concordia Financial Group

August 15, 2016
Company Name: Concordia Financial Group, Ltd.
Representative: Representative Director, President Tatsumaro Terazawa
Code No. 7186, First Section, Tokyo Stock Exchange

RE: Notice of Capital Ratio for the 1st Quarter ended June 30, 2016

Concordia Financial Group, Ltd. (Representative Director, President: Tatsumaro Terazawa) announces Capital Ratio for the 1st quarter ended June 30, 2016, and we hereby inform you as follows;

1. Concordia Financial Group, Ltd.	[Consolidated]
(International standard)	As of
(Billions of yen)	June 30, 2016
(1) Total capital ratio (4) / (7)	11.71%
(2) Tier 1 capital ratio (5) / (7)	11.47%
(3) Common equity Tier 1 capital ratio (6) / (7)	11.28%
(4) Total capital	1,019.3
(5) Tier 1 capital	998.6
(6) Common equity Tier 1 capital	981.9
(7) Risk-weighted assets	8,701.5
(8) Total required capital (7) x 8%	696.1

2. The Bank of Yokohama, Ltd.	[Consolidated]			[Non-Consolidated]
(International standard)	As of		As of	As of
(Billions of yen)	June 30, 2016	change	March 31, 2016	June 30, 2016
(1) Total capital ratio (4) / (7)	12.23%	(0.54%)	12.77%	11.90%
(2) Tier 1 capital ratio (5) / (7)	11.97%	(0.46%)	12.43%	11.68%
(3) Common equity Tier 1 capital ratio (6) / (7)	11.74%	(0.45%)	12.19%	11.49%
(4) Total capital	869.3	(43.8)	913.1	834.7
(5) Tier 1 capital	850.5	(38.0)	888.5	819.5
(6) Common equity Tier 1 capital	834.0	(37.8)	871.8	805.9
(7) Risk-weighted assets	7,103.6	(43.9)	7,147.5	7,012.7
(8) Total required capital (7) x 8%	568.2	(3.6)	571.8	561.0

3. The Higashi-Nippon Bank, Limited	[Consolidated]			[Non-Consolidated]
(Domestic standard)	As of		As of	As of
(Billions of yen)	June 30, 2016	change	March 31, 2016	June 30, 2016
(1) Capital adequacy ratio (2) / (3)	8.24%	(0.07%)	8.31%	8.26%
(2) Total capital	118.2	1.2	117.0	118.4
(3) Risk-weighted assets	1,434.9	26.4	1,408.5	1,432.0
(4) Total required capital (3) x 4%	57.3	1.0	56.3	57.2

(Note)
1. Concordia Financial Group, Ltd. and The Bank of Yokohama, Ltd. calculated each risk-weighted assets according to the foundation internal ratings-based approach, whereas The Higashi-Nippon Bank, Limited used the standardised approach.

2. The Bank of Yokohama, Ltd. calculated its operational risk equivalent according to TSA (the standardised approach).